EXHIBIT (21)

LUFKIN INDUSTRIES, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Name Under Which such Subsidiary Does Business

Lufkin Industries Canada, Ltd.	Province of Alberta, Canada	Same

P. T. Lufkin Indonesia	Republic of Indonesia	Same

Lufkin Industries FSC, Corp	Barbados	Same

Lufkin Japan, L. L. C.	Japan	Same

Lufkin France, EURL	France	Same

Lufkin Argentina, S.A.	Argentina	Same

Lufkin Middle East	Egypt	Same